May 2009 Preliminary Terms No. 104 Registration Statement No. 333-156423 Dated May 14, 2009 Filed pursuant to Rule 433
INTEREST RATE STRUCTURED INVESTMENTS
Annual Observation 30CMS-Linked Notes due May , 2012
As further described below, if, on any of three annual observation dates, the 30-Year Constant Maturity Swap Rate (“30CMS”), which we refer to as the “reference rate,” is greater than or equal to the reference rate strike of 5.00%, you will receive an 8% to 12% interest payment ($80 to $120 per note) for that year.  The actual interest payment will be determined on the pricing date.  The notes provide the opportunity to receive an above market interest payment for any annual interest payment period if the reference rate is at or above the reference rate strike on the related annual observation date.  However, the notes will not accrue any interest for any year in which the reference rate on the applicable observation date is below the reference rate strike. The notes are 100% principal protected and will pay $1,000 per note at maturity regardless of the performance of the reference rate during the term of the notes.

We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities – Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes, including the repayment of principal and the payment of interest, if any, are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley
Aggregate principal amount:	$ . May be increased prior to the original issue date but we are not required to do so.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	May , 2009
Original issue date:	May , 2009 ( business days after the pricing date)
Maturity date:	May , 2012
Principal protection:	100%
Payment at maturity:	$1,000 per note
Reference rate:
The 30-Year Constant Maturity Swap Rate (“30CMS”), as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York City time.
Please see “Additional Provisions” on page 2.

Interest:
If, on any observation date, the reference rate is:
•      greater than or equal to the reference rate strike:   8.00% to 12.00% per annum ($80 to $120 per note) for that interest payment period.  The actual interest payment will be determined on the pricing date.
•      less than the reference rate strike:   0% per annum ($0 per note) for that interest payment period.

Observation dates:	May , 2010, May , 2011 and May , 2012
Reference rate strike:	5.00%
Interest payment period:	Annual
Interest payment dates:
Each of May      , 2010, May      , 2011 and May      , 2012; provided that if any such day is not a business day, any interest payment due will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.

Specified currency:	U.S. dollars
CUSIP:	617482FP4
ISIN:	US617482FP46
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent: Morgan Stanley & Co. Incorporated	Calculation agent: Morgan Stanley Capital Services Inc.	Trustee: The Bank of New York Mellon
Commissions and Issue Price:	Price to public	Agent’s commissions(1)	Proceeds to company
Per Note	100%	1.50%	98.50%
Total	$	$	$
(1) For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

you should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Prospectus Supplement dated December 23, 2008
Prospectus dated December 23, 2008

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK. FURTHERMORE, THE NOTES WILL NOT BE GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION UNDER THE FDIC’S TEMPORARY LIQUIDITY GUARANTEE PROGRAM.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.
FWP: MSPRB1208006

Annual Observation 30CMS-Linked Notes due May      , 2012

Additional Provisions

What is the 30-Year Constant Maturity Swap Rate?

The 30-Year Constant Maturity Swap Rate (which we refer to as the “reference rate” or “30CMS”) is, on any day, the fixed rate of interest payable on an interest rate swap with a 30-year maturity as quoted on Reuters Page ISDAFIX1 at 11:00 a.m. New York City time on that day.  This rate is one of the market-accepted indicators of longer-term interest rates.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

30CMS Fallback Provisions

If 30CMS is not displayed by 11:00 a.m. New York City time on the Reuters Screen ISDAFIX1 Page on any day on which the level of the reference rate must be determined, the rate for such day will be determined on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time, on such day, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to a 30 year maturity commencing on such day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.  If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

Contact Information

Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

May 2009	Page 2

Annual Observation 30CMS-Linked Notes due May      , 2012

Historical Information

The following graph sets forth the historical performance of the reference rate for the period from January 1, 2004 to May 14, 2009.  The reference rate on May 14, 2009 was 3.667%.  The historical performance of the reference rate should not be taken as an indication of the future performance of the reference rate.  If the reference rate on any of the three observation dates is less than reference rate strike for that observation date, you will not receive any interest payment for that year.  We cannot give you any assurance that the reference rate on any observation date will be greater than or equal to the reference rate strike and that you will therefore receive a 8% to 12% (as determined in the pricing date) interest payment for that year.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

The bold line in the graph above represents the reference rate strike of 5.00%.

May 2009	Page 3

Annual Observation 30CMS-Linked Notes due May      , 2012

Risk Factors
The notes involve risks not associated with an investment in ordinary debt securities. An investment in the Annual Observation 30CMS-Linked Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 30CMS, and other events that are difficult to predict and beyond the issuer’s control.  This section describes the most significant risks relating to the notes.  For a complete list of risk factors, please see the accompanying prospectus supplement and the accompanying prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.  Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.

▪
The amount of interest payable could be 0.0%.  If the reference rate on any of the three observation dates is less than the reference rate strike, you will not receive any interest payment on the notes for that year.  As a result, the effective yield on the notes may be less than what would be payable on conventional, fixed-rate redeemable notes of the issuer of comparable maturity.  You may receive no interest payments on the notes during the term of the notes and receive only your principal amount at maturity.  Any interest payments on the notes and/or the return of only the principal amount at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

▪
Any interest payments you may receive will not be greater than 8% to 12% per annum.  The interest payment that you will receive on the notes for a particular interest payment period if the reference rate on the corresponding observation date is greater than or equal to the reference rate strike will be 8% to 12% per annum.  The actual interest payment will be determined on the pricing date.  This is the maximum interest rate you will receive on the notes on any interest payment date and you will not receive more than this rate even if the reference rate on an observation date is significantly greater than the reference rate strike on that observation date.

▪
The price at which the notes may be resold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) changes in the levels of 30CMS, (ii) volatility of 30CMS, (iii) changes in U.S. interest and swap rates, (iv) any actual or anticipated changes in the issuer’s credit ratings or credit spreads and (v) time remaining to maturity.  Primarily, to the extent that the reference rate remains less than or not sufficiently above the reference rate strike during the term of the notes, the market value of the notes may decrease and you are likely to receive substantially less than 100% of the original issue price if you wish to sell your notes at such time.

▪
Investors are subject to our credit risk, and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our ability to pay interest during the term of the notes and the repayment of principal at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the notes.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley & Co. Incorporated (“MS & Co.”) is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that the issuer’s subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

▪
The historical performance of 30CMS is not an indication of its future performance.  The historical performance of 30CMS should not be taken as an indication of the future performance during the term of the notes.  Changes in the levels of 30CMS will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.

May 2009	Page 4

Annual Observation 30CMS-Linked Notes due May      , 2012

▪
The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

▪
Issuer or its affiliates are market participants.  The issuer or one or more of their respective affiliates may, at present or in the future, publish research reports with respect to movements in interests rates generally or the reference rate specifically.  This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

▪
Economic interests of the calculation agent may be potentially adverse to the investors. Morgan Stanley Capital Services, Inc., the calculation agent, is an affiliate of the issuer.  Any determinations made by the calculation agent may adversely affect the payout to investors.

May 2009	Page 5

Annual Observation 30CMS-Linked Notes due May      , 2012

Supplemental Information Concerning Plan of Distribution
We expect to deliver the notes against payment therefor in New York, New York on May         , 2009, which will be the                    scheduled business day following the date of the pricing of the notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Tax Considerations

The notes will be treated as “variable rate debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation ― Tax Consequences to U.S. Holders ― Notes ― Floating Rate Notes.”

If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called  “United States Federal Taxation — Tax Consequences to Non-U.S. Holders.”  Non-U.S. investors should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. investors for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.  Such non-U.S. investors should consult their tax advisers regarding the potential tax consequences of an investment in the notes.

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

May 2009	Page 6